Exhibit 99.1

Galapagos reports on historic first quarter 2019

Key Q1 2019 results:

•	Group revenues of €40.9 million
•	Operating loss €53.2 million
•	Net loss of €48.7 million
•	End of first quarter cash and cash equivalents €1.2 billion
•	Competitive safety and efficacy results with filgotinib in FINCH 1 and 3 Phase 3 trials in RA
•	Clinical progress reported in broad and growing inflammation and fibrosis pipeline

Webcast presentation tomorrow, 26 April 2019, at 14.00 CET/8 AM ET,

+32 2 404 0659, code 1452466, www.glpg.com

Mechelen, Belgium; 25 April 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) presents financial results and highlights the key events for the first quarter of 2019.

“The first quarter of 2019 was one of the most historic ones in our nearly 20 year existence: our Phase 3 FINCH 1 and 3 results with our lead program, selective JAK1 inhibitor filgotinib, show competitive efficacy and safety potential in rheumatoid arthritis. With over 40 trials running in 2019, including our fully-owned ISABELA and PINTA programs in IPF and Toledo in inflammation, we are looking forward to a particulary busy and interesting rest of the year,” said Onno van de Stolpe, CEO of Galapagos.

Bart Filius, COO & CFO, added: “While expanding our early stage clinical portfolio and executing clinical trials on the later stage assets, we incurred an operational cash burn1 of €76.3 million in the first quarter. Given the expected growth in development activity this year, we retain our full year 2019 cash burn guidance of €320-340 million. Our current total cash and cash equivalents position is approximately €1.2 billion, maintaining an excellent financial position to deliver the trials and earlier R&D research planned.”

Outlook 2019

Following on the positive Phase 3 FINCH trial results, Gilead plans to discuss submissions for approval of filgotinib in RA with regulatory authorities in 2019. They also plan to report topline results for the proof-of-concept trials in Sjögren’s syndrome and cutaneous lupus, and launch a Phase 3 trial in psoriatic arthritis.

[1]

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus :

(i)	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (-) in financing activities and;
(ii)

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; and the movement in restricted cash, if any, included in the net cash flows generated / used (-) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

We will continue recruitment in our proprietary ISABELA and NOVESA trials, and plan to fully recruit our PINTA trial. With collaboration partner Servier, we also aim to finalize recruitment in the ROCCELLA trial. For MOR106, together with our collaboration partners MorphoSys and Novartis, we plan to continue executing the Phase 1 and 2 trials running.

With regard to our earlier and fully proprietary programs, we expect Phase 1 readouts of a number of trials, including for GLPG3312, our first Toledo compound, with a Phase 1 for a second Toledo compound (GLPG3970), scheduled for the second half of the year.

We retain our guidance for an operational cash burn between €320 – 340 million in 2019.

Key figures Q1 2019 (unaudited)

(€ millions, except basic & diluted loss per share)

	31 Mar 2019 Group total	31 Mar 2018 Group total
Revenues and other income	40.9	44.8
R&D expenditure	-83.2	-69.8
G&A and S&M expenses	-11.0	-7.1
Operating loss	-53.2	-32.0
Financial result	4.7	-5.2
Taxes	-0.1	-0.1
Net result for the period	-48.7	-37.3
Basic and diluted loss per share (€)	-0.89	-0.73
Cash and cash equivalents	1,222.9	1,108.2

First quarter report 2019

Galapagos has published its online financial report for the first quarter ended 31 March 2019, which can be accessed via http://reports.glpg.com/2019/q1/en/

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 26 April 2019, at 14:00 CET/8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

Confirmation Code: 1452466

United Kingdom:	+44 330 336 9105
France:	+33 1 76 772 274
Belgium:	+32 2 404 0659
USA:	+1 323 794 2551
Netherlands:	+31 20 721 9251

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

25 July 2019	Half year 2019 results (webcast 26 July 2019)
24 October 2019	Third quarter 2019 results (webcast 25 October 2019)
20 February 2020	Full year 2019 results (webcast 21 February 2020)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

All the drug candidates mentioned in this press release are investigational; their efficacy and safety have not yet been established.

Contacts

Investors:

Elizabeth Goodwin

VP IR

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 82 48 74

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2019), financial results, timing and/or results of clinical studies, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2019 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical study and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.